Exhibit 99.18

Date: March 31, 2010

CONSENT OF DINO PILOTTO

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corp.’s (the ‘Company’) Annual Report on Form 40-F for the year ended December 31, 2009 (the ‘Annual Report’), I, Dino Pilotto, P. Eng., Principal Mining Consultant (SRK Consulting (Canada) Inc.), hereby consent to the inclusion in, or incorporation by reference into, and the use of my name in connection with the preparation of the following documents / reports:

1.	Reserve estimates of the Pascua-Lama Project;
2.	Technical report dated October 28, 2009, entitled “Amended NI 43-101, Technical Report, Pascua-Lama Project, Region III, Chile / San Juan Province, Argentina” addressed to Silver Wheaton Corp.;
3.	The Annual Report;
4.	The Company’s Registration statement on Form S-8 (File No. 333-128128).

Yours truly,

/s/ Dino Pilotto
Dino Pilotto, P. Eng
Principal Mining Consultant
SRK Consulting (Canada) Inc.)